Exhibit (a)(1)(G)

Subject:	REMINDER – Vincerx Pharma, Inc. Offer to Exchange Eligible Options for New Restricted Stock Units

To:	Eligible Holders

Date:	[_______], 2024

This email is intended to serve as a reminder that we are nearing the expiration of the Exchange Offer described in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024 (the “Exchange Offer”). The Exchange Offer and withdrawal rights will remain open until 5:00 p.m., U.S. Pacific Time, on Wednesday, September 11, 2024, unless the Exchange Offer is extended (provided, however, that if we have not accepted the tendered Eligible Options within 40 business days of the commencement of the Exchange Offer, you may withdraw your election to exchange your Eligible Options at any time thereafter). The submission of all Election Forms and/or Notice of Withdrawal forms must be made by the deadline noted above, or such later designated Expiration Time if the expiration of the Exchange Offer is extended. We cannot accept late submissions.

If you have any questions about the Exchange Offer, you can contact:

Gabriela Jairala

Phone: (650) 800-6676

E-Mail: gabriela.jairala@vincerx.com

This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO filed with the Securities and Exchange Commission on August 13, 2024 and accompanying documents which you may access through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Exchange Offer.